Exhibit (d)(8)(i)

AMENDED APPENDIX A

to

INVESTMENT SUBADVISORY AGREEMENT

between

DIRECTED SERVICES LLC

and

INVESCO ADVISERS, INC.

Portfolios	Annual Subadviser Fee
(as a percentage of average daily net assets)

ING Invesco Van Kampen Equity and Income Portfolio	0.300% on the first $250 million of assets 0.250% on the next $300 million of assets 0.200% on assets over $550 million

ING Invesco Van Kampen Comstock Portfolio	0.400% on the first $250 million of assets 0.375% on the next $250 million of assets 0.350% on the next $500 million 0.275% on assets over $1 billion